

Mail Stop 3561

September 22, 2009

Via U.S. Mail

Katherine Adkins, Esq.
Toyota Auto Finance Receivables LLC
c/o Toyota Motor Credit Corporation
19001 South Western Avenue
Torrance, CA 90501

Re: Toyota Auto Finance Receivables LLC
**   Amendment No. 3 to Registration Statement on Form S-3**
**   Filed September 8, 2009**
**   File No. 333-159170**

Dear Ms. Adkins:

We have reviewed your responses to the comments in our letter dated July 22, 2009 and have the following additional comments. The page numbers below correspond to the marked version provided by counsel.

General

1. Please confirm that the TMCC Demand Notes, at the time of sale, will be investment grade securities as defined in Form S-3. Refer to Rule 190(b)(1).

2. We note your response to prior comment 2. All schedules and exhibits to agreements, such as those disclosing the receivables underlying the notes, must be filed with the agreements upon takedown. Please, accordingly, revise your "form of" agreements to reflect that the schedules and exhibits to those agreements will be publicly filed rather than solely delivered to the trustee. Please also confirm that they will be filed with the respective agreements which must be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or under cover of Form 8-K.

3. Please file a copy of the Demand Note Indenture as an exhibit to the registration statement.

Registration Statement Cover Page

4. Please provide us an analysis explaining why you are not required to pay registration fees for the demand notes that you are registering.

Prospectus Supplement

Summary of Terms, page S-7

5. Please add disclosure to this section regarding the TMCC Demand Notes.

Risk Factors, page S-23

6. Please add a risk factor clarifying that investors in the trust will be exposed to performance of the demand notes and that failure by TMCC to repay principal could cause losses for investors.

TMCC Demand Notes, page S-79

7. Please revise to clarify that the demand notes will be indirectly distributed to holders of the issuing entity's notes and that those holders will be exposed to losses due to failure of TMCC to repay principal.

Base Prospectus

The Sponsor, Administrator and Servicer, page 28

8. Please revise your disclosure throughout the base prospectus to clarify that Toyota Motor Credit Corporation will also serve as originator of the demand notes.

Plan of Distribution, page 99

9. Revise to provide form disclosure regarding the possibility of offering the demand notes. Refer to Rule 190(b)(3).

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       If you have any questions regarding these comments, you may contact Matthew Spitzer at (202) 551-3227. If you need further assistance, you may contact me at (202) 551-3642.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Reed Auerbach, Esq.
         Via Facsimile (212) 752-5378